EXHIBIT A
to the
KINETICS MUTUAL FUNDS, INC.
DISTRIBUTION PLAN

This Plan is adopted by Kinetics Mutual Funds, Inc. with respect to the Advisor Class A Shares of the Funds of the Company set forth below.  The Company, on behalf of the Funds and Classes, will pay the Distributor and/or any Recipient a distribution fee up to 0.50% of average daily net assets for the services set forth in the Plan.

Fund
The Internet Fund
The Global Fund
The Paradigm Fund
The Medical Fund
The Small Cap Opportunities Fund The Market Opportunities Fund The Water Infrastructure Fund The Multi-Disciplinary Fund The Tactical Paradigm Fund